UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.
See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number Description of Exhibit
23 Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2014 and 2013	3

Statements of Changes in Net Assets
Available for Benefits for the Years Ended
December 31, 2014 and 2013	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
as of December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Participants and
Tax-Deferred Savings Plan Committee
of the National Fuel Gas Company
Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

(Continued)

Report of Independent Registered Public Accounting Firm
(Continued)

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Bonadio & Co., LLP
June 22, 2015

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
Assets:

Investments at fair value	$135,469,343	$141,095,231

Receivables:
Notes Receivable from Participants	2,159,524	2,121,501

Employer Contributions	129,710	123,118

Dividends Receivable	26,717	28,394

Total Assets	137,785,294	143,368,244

Liabilities:

Dividends Payable to Participants	26,717	28,394

Net Assets Available for Benefits at Fair Value	137,758,577	143,339,850

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(487,075)	(500,376)

Net Assets Available for Benefits	$137,271,502	$142,839,474

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	December 31,
	2014	2013
Investment Income from National Fuel Gas Company ESOP Fund	$1,287,059	$1,365,805

Interest and Dividend Income	320,868	299,420

Investment Income from Mutual Funds	1,416,939	1,195,502

Total Investment Income	3,024,866	2,860,727

Net Appreciation in Fair Value of Investments	1,990,558	28,401,414

Interest Income from Notes Receivable from Participants	90,033	86,237

Employer Contributions	1,522,901	1,453,004

Participant Contributions	3,909,768	3,932,251

Participant Purchase and Loan Fees	(4,592)	(4,239)

Rollovers and Other Individual Transfers Out	(76,620)	(605,085)

Dividend Payments to Participants	(109,275)	(111,966)

Benefit Payments to Participants or Beneficiaries	(15,915,611)	(16,498,802)

Increase (Decrease) In Net Assets Available for Benefits	(5,567,972)	19,513,541

Net Assets Available for Benefits:
Beginning of Year	142,839,474	123,325,933

End of Year	$137,271,502	$142,839,474

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN

General:

The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted March 21, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants had the option to move these funds into other investment options offered by the Plan and retained the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

As of January 1, 2004, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

Eligibility and Participation:

Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its participating subsidiaries (the Company) who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW), Locals 2154 and 2199 (which consolidated with 2199-J). These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after meeting the service requirements, completing 1,000 hours of service and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 (now consolidated with IBEW Local 2154) and the Service Employee International Union (SEIU) F & O Conference - Local 22 (prior to their consolidation on September 1, 1999, the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251) also became eligible to participate in the Plan on August 1, 1990 or, if later, after meeting the service requirements, completing 1,000 hours of service and attaining age 21. Certain Plan participants who have completed 12 months of employment, including at least 1,000 hours of service, attained age 21, and whose first hour of service with the Company is credited on or after November 1, 2003 are eligible for the Retirement Savings Account benefit. The category of employees whose employment is covered under Article XIX of the collective bargaining agreement between the Company and the IBEW, AFL-CIO, Local Union 2199 dated November 1, 2003 through February 14, 2008 and any article covering the same employee category under any succeeding collective bargaining agreements (Article XIX Employees) are not eligible to receive employer matching contributions or the Retirement Savings Account benefit.

Contributions:

Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 50%. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 2%, 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

"Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. The ceiling was $17,500 for 2013 and 2014 and increases to $18,000 for 2015. However, if a participant is age 50 or over, the ceiling for 2013 and 2014 was $23,000 and increases to $24,000 for 2015.

Participants' accounts, including all wage reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $4,515 and $3,285 for the years ended December 31, 2014 and 2013, respectively. Unused forfeitures amounted to $1,394 at December 31, 2014. There were no unused forfeitures at December 31, 2013.

Employer Matching Contributions:

Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Prime Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

Distributions, Notes Receivable from Participants and Withdrawals:

Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statements of Net Assets Available for Benefits as Notes Receivable from Participants. Notes Receivable from Participants are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

Plan Termination:

The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board (FASB) authoritative guidance regarding the reporting of fully benefit-responsive investment contracts held by a defined-contribution plan, fully benefit-responsive investment contracts are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common/collective trust. As required by the authoritative guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

The common/collective trust fund is stated at fair value as determined by the Vanguard Retirement Savings Trust based on the fair value of the underlying investments.  Its underlying investments in investment contracts are valued at fair value and then adjusted by the issuer to contract value, which represents contributions made less withdrawals plus interest accrued using a crediting rate formula.  The crediting rate is the discount rate that equates the estimated future market value with such portfolio’s current contract value.  Crediting rates are reset quarterly, but cannot fall below zero.  The common/collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital.

There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/ collective trust. The common/collective trust fund does not have any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.  Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the common/collective trust, may limit the ability of the Plan to transact the common/collective trust fund at contract value.  The occurrence of any such events is not considered probable as of December 31, 2014.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

Expenses related to administration of the Plan and Trust are borne by the Company. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund are borne by the participant. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company. Fees for managing the National Fuel Gas Company ESOP Fund are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Payments of Benefits:

Benefit payments to participants are recorded upon distribution.

NOTE 3 – FAIR VALUE MEASUREMENTS

The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2014 and December 31, 2013. The Plan’s investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2014 and December 31, 2013, no transfers in or out of Level 1 or Level 2 occurred.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$57,740,661	$—	$57,740,661
Mutual Funds:
Vanguard Institutional Index Fund	29,159,632	—	—	29,159,632
Vanguard Total Bond Market Index Fund	11,540,790	—	—	11,540,790
Vanguard STAR Fund	7,099,211	—	—	7,099,211
Vanguard Extended Market Index Fund	4,979,429	—	—	4,979,429
Vanguard European Stock Index Fund	3,468,029	—	—	3,468,029
Vanguard Prime Money Market Fund	3,096,776	—	—	3,096,776
Vanguard Pacific Stock Index Fund	1,501,465	—	—	1,501,465
Vanguard Growth Index Fund	357,814	—	—	357,814
Vanguard Value Index Fund	171,369	—	—	171,369
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust III	—	16,354,167	—	16,354,167
Total	$61,374,515	$74,094,828	$—	$135,469,343

Recurring Fair Value Measures:	At Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$63,641,255	$—	$63,641,255
Mutual Funds:
Vanguard 500 Index Fund	27,963,558	—	—	27,963,558
Vanguard Total Bond Market Index Fund	10,578,063	—	—	10,578,063
Vanguard STAR Fund	6,367,010	—	—	6,367,010
Vanguard Extended Market Index Fund	5,018,901	—	—	5,018,901
Vanguard Prime Money Market Fund	3,736,496	—	—	3,736,496
Vanguard European Stock Index Fund	3,695,207	—	—	3,695,207
Vanguard Pacific Stock Index Fund	1,527,016	—	—	1,527,016
Vanguard Growth Index Fund	68,744	—	—	68,744
Vanguard Value Index Fund	43,410	—	—	43,410
Common/Collective Trust Fund:
Vanguard Retirement Savings Trust	—	18,455,571	—	18,455,571
Total	$58,998,405	$82,096,826	$—	$141,095,231

The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets. The fair value of the Plan’s interest in investment contracts through a common/collective trust is based on the fair value of the underlying investments in the common/collective trust at year-end as determined by the Vanguard Retirement Savings Trust. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INCOME TAXES

Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan's annual return/report is subject to examination by the IRS. While the federal statute of limitations remains open for Plan year 2011 and later years, the Plan Administrator and the Plan's tax counsel believe that Plan year 2010 and prior years are effectively settled. The IRS determined in a letter dated September 14, 2013 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 6 – INVESTMENTS

The following investments comprised more than 5% of Plan assets at:

	December 31,
	2014	2013

National Fuel Gas Company ESOP Fund	$57,740,661	$63,641,255
Vanguard Institutional Index Fund**	29,159,632	27,963,558
Vanguard Retirement Savings Trust III***	16,354,167	18,455,571
Vanguard Total Bond Market Index Fund	11,540,790	10,578,063
Vanguard STAR Fund	7,099,211	6,367,010	*

* Shown for comparative purposes.

** Effective July 1, 2014, balances in the Vanguard 500 Index Fund were moved into the Vanguard Institutional Index Fund. The underlying investments are the same.
*** Effective July 1, 2014, balances in the Vanguard Retirement Savings Trust were moved into the Vanguard Retirement Savings Trust III. The underlying investments are the same.

The net appreciation (depreciation) in fair value of investments including realized gains (losses) on investments sold as well as unrealized gains (losses) on investments held during the years ended December 31, 2014 and 2013 are as follows:

	For the Years Ended
	December 31,
	2014	2013

Vanguard Institutional Index Fund*	$3,036,081	$6,602,812
National Fuel Gas Company ESOP Fund	(1,377,731)	19,427,889
Vanguard European Stock Index Fund	(392,527)	632,469
Vanguard Total Bond Market Index Fund	305,825	(602,843)
Vanguard Extended Market Index Fund	293,686	1,388,418
Vanguard STAR Fund	199,032	745,235
Vanguard Pacific Stock Index Fund	(110,513)	186,365
Vanguard Growth Index Fund	25,236	13,485
Vanguard Value Index Fund	11,469	7,584
	$1,990,558	$28,401,414

* Effective July 1, 2014, balances in the Vanguard 500 Index Fund were moved into the Vanguard Institutional Index Fund. The underlying investments are the same.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$137,271,502	$142,839,474
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	487,075	500,376
Net assets available for benefits per Form 5500	$137,758,577	$143,339,850

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013

Increase (Decrease) in net assets available for benefits per the financial statements	$(5,567,972)	$19,513,541
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(13,301)	(424,341)
Increase (Decrease) in net assets available for benefits per Form 5500	$(5,581,273)	$19,089,200

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
EIN: 13-1086010 PLAN No. 009
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

	(b) Identity of Issue,	(c) Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	National Fuel Gas Company	ESOP Fund (1,174,544 units)	**	$57,740,661

	Mutual Funds:
*	Vanguard Group of Investment Companies	Institutional Index Fund (154,554 units)	**	29,159,632

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (1,061,710 units)	**	11,540,790

*	Vanguard Group of Investment Companies	STAR Fund (288,351 units)	**	7,099,211

*	Vanguard Group of Investment Companies	Extended Market Index Fund (74,766 units)	**	4,979,429

*	Vanguard Group of Investment Companies	European Stock Index Fund (123,902 units)	**	3,468,029

*	Vanguard Group of Investment Companies	Prime Money Market Fund (3,096,776 units)	**	3,096,776

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (140,062 units)	**	1,501,465

*	Vanguard Group of Investment Companies	Growth Index Fund (6,663 units)	**	357,814

*	Vanguard Group of Investment Companies	Value Index Fund (5,202 units)	**	171,369
		Total Vanguard Mutual Funds		61,374,515

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust III (15,867,092 units)	**	16,354,167

*	National Fuel Gas Company Tax-Deferred Savings Plan	Participant Loan Account (Interest rates range from 4.25% to 10.5%)		2,159,524

	TOTAL			$137,628,867
* Denotes known party-in-interest to the Plan.
** Investments are participant directed, thus cost information is not required.

(1)
The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
(Name of Plan)

By /s/ D.P. Bauer
D.P. Bauer
Treasurer and Principal Financial Officer

By /s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer

Date: June 22, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm